FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 22, 2011

TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, and supplement no. 10 dated January 27, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	the status of the offering;

—	the amendment of our advisory agreement;

—	the amendment of our bylaws and a proposed amendment to our charter;

—	information regarding distributions recently declared; and

—	information regarding our real estate assets.

Status of the Offering

We commenced our initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of February 18, 2011, we had raised aggregate gross offering proceeds of approximately $34.8 million from the sale of approximately 1,390,021 shares in our initial public offering. After incurring approximately $0.7 million in acquisition fees, approximately $3.3 million in selling commissions and dealer manager fees and $0.7 million in organization and offering expenses, as of February 18, 2011, we had raised aggregate net offering proceeds of approximately $30.1 million.

Amendment of Advisory Agreement

On February 17, 2011, our board of directors approved an amendment to our advisory agreement. The amendment reduces the disposition fee paid to our advisor, upon the provision of a substantial amount of services in connection with the sale of one of our assets, from 3.0% to 1.0% of the sales price of each asset sold.

Amendment of Bylaws and Proposed Charter Amendment

On February 17, 2011, our board of directors approved an amendment to our bylaws that prohibits us from buying real estate assets from (or selling real estate assets to) our advisor or any of its affiliates. Additionally, the board of directors resolved to recommend that our stockholders approve a similar amendment to our charter at the 2011 annual stockholders meeting.

Distributions Declared

On February 17, 2011, our board of directors voted to increase the amount of distributions declared for the period of March 1, 2011 through March 15, 2011 from $0.003425 (0.3425 cent) per day, as was previously declared on November 30, 2010, to $0.004110 (0.4110 cent) per day, per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period, commencing on March 1,

2011 and continuing on each day thereafter through and including March 15 , 2011. Such distributions are to be paid on a date during the month of March 2011 as our President may determine.

On February 17, 2011, our board of directors also declared distributions for the period of March 16, 2011 through and including June 15, 2011 in the amount of $0.004110 (0.4110 cent) per day, per share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period, commencing on March 16, 2011 and continuing on each day thereafter through and including June 15, 2011. Such distributions are to be paid on a date during the month of June 2011 as our President may determine.

Real Estate Assets

On October 7, 2010 and November 19, 2010, we acquired the Royal Ridge V Building and the 333 East Lake Street Building, respectively. The information regarding the current aggregate annual base rent for both the Royal Ridge V Building and the 333 East Lake Street Building (set forth in supplement no. 8) is replaced with the following:

The current aggregate annual base rent for JPMorgan Chase, the sole tenant of the Royal Ridge V Building, is $2,213,000. The current aggregate annual base rent for Bridgestone, the sole tenant of the 333 East Lake Street Building, is $1,139,000.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 8 dated January 7, 2011, supplement no. 9 dated January 26, 2011, supplement no. 10 dated January 27, 2011, and supplement no. 11 dated February 22, 2011.

Supplement no. 8 includes:

—

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, and compensation to our advisor, our dealer manager and their affiliates;

—	updates to the risks related to an investment in our shares, including a cover page risk factor relating to distribution coverage;
—	an update to our “Estimated Use of Proceeds” table;
—	a revised ownership structure chart;
—	the amendment of our charter;
—	changes to the composition of our board of directors;
—	an update to the biography of Randall D. Fretz, our senior vice president;
—	our entry into an amended and restated advisory agreement and a master property management, leasing and construction management agreement;
—	information regarding leadership changes at our dealer manager;
—	the cap on the debt financing fee payable to our advisor or its affiliates;
—	revised disclosure regarding our conflict resolution procedures;
—

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2010, filed on November 9, 2010;

—	our unaudited financial statements, and the notes thereto, as of and for the three and nine months ended September 30, 2010;
—	our unaudited statement of revenues over certain operating expenses, and notes thereto, for the Royal Ridge V Building for the period ended September 30, 2010;
—

our statements of revenues over certain operating expenses, and notes thereto, for the 333 East Lake Street Building for the period ended September 30, 2010 (unaudited) and for the year ended December 31, 2009 (audited); and

—	our unaudited Pro Form Financial Statements, and notes thereto, for the three and nine months ended September 30, 2010.

Supplement no. 9 includes:

—	the status of the offering; and
—	the execution of an agreement to purchase a three-story office property containing approximately 144,000 square feet in Houston, Texas.

Supplement no. 10 includes:

—	the acquisition of the Westway One Building.

Supplement no. 11 includes:

—	the status of the offering;
—	the amendment of our advisory agreement;
—	the amendment of our bylaws and a proposed amendment to our charter; and
—	information regarding distributions recently declared; and
—	information regarding our real estate assets.